Exhibit 99.1

Wise Alloys LLC Exploring Alternatives to Refinance its Existing ABL

Amsterdam - December 9, 2015 – Constellium N.V. (NYSE and Euronext: CSTM) today announced that its indirect wholly-owned subsidiary Wise Alloys LLC (“Wise”) is exploring alternatives to refinance its existing Asset Based Lending (“ABL”) facility, including engaging in discussions with both current and potential new lenders.

Wise currently intends to seek to refinance its existing ABL with a facility that will have a maturity of five years and will be secured by the same collateral as the existing ABL, but which will not be guaranteed by Constellium.

This is one of the actions in connection with the ongoing exploration of alternatives for Wise, which Constellium announced on November 5, 2015.

There can be no assurance as to when or whether Wise will refinance its existing ABL facility, and the terms of any such refinancing are not agreed at this time. Neither Wise nor Constellium intends to further update this disclosure until such time as the definitive terms of any refinancing are agreed.

Goldman Sachs has been engaged to assist in arranging the new ABL facility.

About Constellium

Constellium (NYSE and Euronext: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €3.7 billion of revenue in 2014.

www.constellium.com

Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Wise to refinance its existing ABL facility and the terms of any such refinancing; the ability of Constellium and Wise to achieve expected synergies and the timing thereof; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; Constellium’s increased levels of indebtedness as a result of the acquisition of Wise Metals, which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees as a result of the acquisition of Wise Metals or during the integration of the business, the loss of customers, suppliers and other business relationships as a result of the acquisition of Wise Metals; disruptions to business operations resulting from the acquisition of Wise Metals; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.